FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Report of Executives and Principal Shareholders Shares Owned(Chang Keun Kim)
2.	Report of Executives and Principal Shareholders Shares Owned(Hyung Chul Kim)
3.	Report of Executives and Principal Shareholders Shares Owned(Young Seo Choi)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date:	April 27, 2009	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Item 1.

Report of Executives and Principal Shareholders shares owned

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Chang Keun Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,974,000	-	12,974,000

2. Reporter’s Information
Section	Change
Name	Korean	Chang Keun Kim	Chinese	金昌槿
	Personal Identification Number		710523
Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Relationship with the Company	Position	Director (CEO)
	Nominated Date	10/24/2008	Resignation Date	10/23/2011-
	Principal Shareholder	-
Contact Person	Telephone Number	+82-2-3498-1600
	Department	IRDepartment
	Name	Donghoon Lee

3. Shareholder position
A. Change Summary
Report Date		Specification Shares		Owned shares
		Number of Specification Shares	Percentage (%)	Number Of Shares	Percentage (%)
Prior Submission Date	10/29/2008-	10,000	0.08	10,000	0.08
Submission Date	04/23/2009	210,000	1.62	10,000	0.08
Fluctuation		200,000	1.54	0	0

B. Trading details
Report Reason	Change Date	Type of Stock	Owned number of shares			Purchase/Disposal Price (KRW)	Remark
			Prior	Change	Post
Stock Option (+)	03/27/2009	Preemptive Right	10,000	200,000	210,000	-	Granted Stock Option from the AGM-
Total			10,000	200,000	210,000	-

Item 2.

Report of Executives and Principal Shareholders shares owned

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Chang Keun Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,974,000	-	12,974,000

2. Reporter’s Information
Section	Change
Name	Korean	HyungChul Kim	Chinese	金泂澈
	Personal Identification Number		740110
Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Relationship with the Company	Position	Director
	Nominated Date	03/28/2008	Resignation Date	03/27/2011-
	Principal Shareholder	-
Contact Person	Telephone Number	+82-2-3498-1600
	Department	IRDepartment
	Name	Donghoon Lee

3. Shareholder position
A. Change Summary
Report Date		Specification Shares		Owned shares
		Number of Specification Shares	Percentage (%)	Number Of Shares	Percentage (%)
Prior Submission Date	04/28/2008-	3,400	0.03	3,400	0.03
Submission Date	04/23/2009	18,400	0.14	3,400	0.03
Fluctuation		15,000	0.11	0	0

B. Trading details
Report Reason	Change Date	Type of Stock	Owned number of shares			Purchase/Disposal Price (KRW)	Remark
			Prior	Change	Post
Stock Option (+)	02/04/2009	Preemptive Right	3,400	5,000	8,400	-	Granted Stock Option
Stock Option (+)	03/27/2009	Preemptive Right	8,400	10,000	18,400	-	Granted Stock Option from the AGM-
Total			3,400	15,000	18,400	-

Item 3.

Report of Executives and Principal Shareholders shares owned

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Chang Keun Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,974,000	-	12,974,000

2. Reporter’s Information
Section	Change
Name	Korean	Young Seo Choi	Chinese	崔用瑞
	Personal Identification Number		690801
Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Relationship with the Company	Position	Director
	Nominated Date	07/10/2008	Resignation Date	-
	Principal Shareholder	-
Contact Person	Telephone Number	+82-2-3498-1600
	Department	IRDepartment
	Name	Donghoon Lee

3. Shareholder position
A. Change Summary
Report Date		Specification Shares		Owned shares
		Number of Specification Shares	Percentage (%)	Number Of Shares	Percentage (%)
Prior Submission Date	03/03/2009-	14,000	0.11	2,000	0.02
Submission Date	04/23/2009	17,000	0.13	2,000	0.02
Fluctuation		3,000	0.02	0	0

B. Trading details
Report Reason	Change Date	Type of Stock	Owned number of shares			Purchase/Disposal Price (KRW)	Remark
			Prior	Change	Post
Stock Option (+)	03/27/2009	Common Shares	14,000	3,000	17,000	-	Granted Stock Option from the AGM-
Total			14,000	3,000	17,000	-